UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

06 July 2016
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Press Release CRH plc establishes $1 Billion US Commercial Paper Program

6 July 2016

The Board of CRH plc is pleased to announce that CRH has established a commercial paper program in the United States on a private placement basis. Under the program, CRH America Finance, Inc., a wholly-owned US finance subsidiary of CRH plc, may issue, from time to time, unsecured short-term promissory notes (the “Notes”) through appointed dealers up to a maximum aggregate amount outstanding at any time of $1 billion. The Notes will be guaranteed by CRH plc.

The Notes have not been, and will not be, registered under the Securities Act of 1933 or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933. This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the United States or any other jurisdiction.

-Ends-

For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)
Frank Heisterkamp                                                       Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading diversified international building materials group, employing c.89,000 people at c.3,900 operating locations in 31 countries worldwide. With a market capitalisation of c.€20 billion (Jul 2016), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index and the ISEQ 20. CRH’s American Depositary Shares are listed on the NYSE.
For more information visit www.crh.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 06 July 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary